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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

           814-00138                                     December 31, 2004

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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   Allied Capital Corporation
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4. Address of principal executive office:(number, street, city, state, zip code)

   1919 Pennsylvania Avenue, N.W.;  Washington, DC  20006
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                Management Statement Regarding Compliance with
                              Certain Provisions
                    of the Investment Company Act of 1940

We, as members of management of Allied Capital Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2004, and from September 30, 2004, through December 31, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, and from September 30, 2004, through December 31, 2004, with respect to securities reflected in the investment account of the Company.

     ALLIED CAPITAL CORPORATION

By:  /s/ Penni F. Roll
     --------------------------------------
     Penni F. Roll
     Chief Financial Officer
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                              [KPMG LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors
Allied Capital Corporation


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Allied Capital Corporation (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination), through December 31, 2004:

        - Count and inspection of all securities located in the vault of Riggs Bank N.A. (the Custodian);

        - Confirmation of all securities placed in escrow or out for transfer with authorized parties;

        - Reconciliation of all such securities to the books and records of the Company and the Custodian; and

        - Agreement of 22 security purchases and 152 security sales or maturities since our last report from the books and records of the Company to related agreements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Company's compliance with specified requirements.

In our opinion, management's assertion that Allied Capital Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Allied Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                  /s/ KPMG LLP

Washington, DC
March 21, 2005